NEWS RELEASE 09-26	AUGUST 13, 2009

FRONTEER REPORTS SECOND QUARTER AND FIRST HALF 2009 RESULTS

Fronteer Development Group Inc. (FRG – TSX/AMEX) today disclosed financial and operating results for the three and six months ended June 30, 2009. Details are described in the unaudited consolidated financial statements and Management’s Discussion and Analysis for the same periods, available on SEDAR at http://www.sedar.com. Further details on each of Fronteer’s projects and activities can also be found on the Company’s website: http://www.fronteergroup.com. All amounts are presented in Canadian dollars unless otherwise stated.

First half 2009 highlights

  Cash, cash equivalents and short term deposits at June 30, 2009 totaled $159.1 million
  Increased measured and indicated gold resources by 5%
  Increased inferred gold resources by 16%
  Promising drill results from two priority US gold projects
  Completed a share-exchange acquisition of Aurora Energy Resources Inc.

Liquidity

At June 30, 2009, we had cash, cash equivalents and short-term deposits on our balance sheet of $159.1 million and working capital of $158.0 million as compared to cash, cash equivalents and short-term deposits of $81.0 million and working capital of $78.4 million at December 31, 2008. The change in cash, cash equivalents and short-term deposits and working capital of $78.1 million and $79.6 million, respectively, is primarily due to our acquisition of and commencement of consolidation of Aurora and its financial results since March 3, 2009, offset by cash exploration expenditures of $5.0 million (net of $2.5 million in recoveries) and cash used in operations of $8.0 million.

Resource increase

During the first half of 2009, our measured and indicated gold resources increased to 3.7 million ounces, up 5% from 3.6 million ounces, and our inferred gold resources increased to 1.7 million ounces, up 16% from 1.5 million ounces. The increases were entirely attributable to an initial resource estimate for the Long Canyon project in Nevada, in which we have a 51% interest.

The initial Long Canyon resource estimate is summarized in the following table. Michael Gustin, Ph D, P. Geo, Senior Geologist with Mine Development Associates of Reno, Nevada, is the qualified person responsible for the NI 43-101-compliant resource estimate. We disclosed details of the estimate by news release dated March 13, 2009 and in a technical report dated April 24, 2009, both of which are filed on SEDAR.

Summary of initial resource estimate: Long Canyon(1)

	Tonnes	g Au/tonne	oz Au/ ton	Contained gold (oz)
Indicated	4,808,000	2.35	0.069	363,000
Inferred	8,780,000	1.63	0.048	459,000

(1) The estimate is quoted at a cut-off grade of 0.30 grams per tonne gold.

Outlook

Our three priority US gold projects are Long Canyon, Sandman (100%-owned), and Northumberland (100%-owned), all in Nevada. Through Aurora, we have the Michelin uranium project (100% owned) in Labrador. We operate of all of these projects except Sandman.

We expect to disclose a preliminary economic assessment for Long Canyon by year end 2009 and an updated resource estimates in 2010 for Long Canyon and Sandman. For Northumberland, we have tentative plans to complete a scoping study in 2011 that would provide initial estimates for project economics. For the Michelin uranium project, before the end of 2009 we expect to disclose a preliminary economic assessment with initial estimates for project economics.

At present, we have no revenue-producing operations. At the end of 2009, absent an acquisition or other initiatives, we expect to have approximately $141.4 million in cash, cash equivalents and short term deposits, compared with $159.1 million as at June 30, 2009. For the second half of 2009, we expect to spend approximately $17.7 million, absent new initiatives. This includes planned exploration and related project spending by Fronteer of approximately $15 million for all projects (net of contributions by joint venture partners) and approximately $2.7 million on other expenses and asset acquisitions, net of interest income.

Priority gold project review

At Long Canyon, our 51% share of project expenditures (which includes non-cash expenses) totaled $2.4 million in the first half of 2009, mainly for 7,000 metres of exploration and infill drilling, and metallurgical testing. For the second half of 2009, we expect our share of project cash expenditures will total $8.5 million, including 30,000 metres of additional drilling and the acquisition of additional surface and water rights. During the first half we disclosed results from column leach testing of bulk samples from Long Canyon road cuts. The results further confirmed that the oxidized gold mineralization at Long Canyon is amenable to low-cost, conventional, heap-leach processing. Exploration drilling encountered an additional gold zone, called the Syncline Zone, while the infill drilling intersected more wide intervals of high-grade mineralization in the Discovery Zone where the established resource is located. The metallurgical holes have been very encouraging and continue to demonstrate the strong continuity and high-grade nature of gold mineralization.

At Sandman, project operator Newmont USA spent approximately US$3.1 million, completing 62 drill holes totaling 6,700 metres and conducting preliminary metallurgical work. The budget for the second half of 2009 is US$1.9 million and includes an additional 20 to 25 holes, or approximately 2,500 metres. We disclosed during the second quarter the results from Newmont’s first 37 drill holes in the 2009 program. Drilling encountered encouraging mineralization and established good grades and continuity in two deposits, approximately six kilometres apart. Newmont USA has the right to earn an initial 51% interest in Sandman by June 2011 by spending a minimum US$14.0 million on exploration, making a production decision supported by a bankable feasibility study, and other conditions. As at June 30, 2009, Newmont USA has spent US$6.5 million on the property, or 46% of the required amount to earn its initial interest.

At Northumberland, our first half of 2009 project expenses totaled $1.5 million and were focused on acquiring adjacent rights, preparing an application to build a 280-metre decline, and other activities, including environmental testing and metallurgical testing as part of a multi-phase metallurgical program. The budget for the second half of 2009 is $2.6 million, mainly for permitting and engineering expenses related to the decline, further metallurgical work, identifying preferred mine development options, regional target generation and minor reclamation.

Acquisition of Aurora

On March 2, 2009, we acquired control of 92.1% of the issued and outstanding shares of Aurora by issuing 30,134,229 common shares at a price of $2.90. As a result of our significant shareholding in Aurora, we began to consolidate 100% of the financial results of Aurora. In a second step transaction, we acquired the remaining issued and outstanding shares of Aurora on April 21, 2009 in return for a further 4,806,661 of our shares.

For May and June, the first two months that we owned 100% of Aurora, it spent approximately $1.7 million on exploration and development on the Michelin uranium project. For the second half of 2009, we expect that Aurora will spend a further $1.2 million before allowing for the $1.5 million in performance bonds that will be refunded to us either in the fourth quarter of 2009 or the first quarter of 2010. Aurora’s pilot plant leaching and resin-in-pulp extraction tests at the Michelin project produced promising results, as disclosed during the second quarter of 2009. The results strongly support the project’s viability and production potential, including a predicted yield averaging 87.5% uranium recovery from the project’s two mineralized deposits. Tailings test results meet Canadian environmental standards.

Selected financial data

This summary of selected financial data should be read in conjunction with the Management Discussion and Analysis (“MD&A”) and the unaudited consolidated financial statements and related notes thereto for the periods indicated.

	(Unaudited) For the three months		(Unaudited) For the six months
	ended		ended
In millions, except per	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008
share
Net income (loss)	$1.5	($1.4)	($4.0)	($7.6)
Total comprehensive	$3.5	($1.4)	($2.0)	($12.4)
income (loss)
Basic and diluted earnings	$0.01	($0.02)	($0.04)	($0.09)
(loss) per share
Weighted average shares	117.6 / 122.3	83.2 / 83.2	105.5 / 105.5	83.2 / 83.2
outstanding (basic/diluted)
Cash invested in mineral	$5.3	$3.5	$7.6	$5.8
properties
Cash generated by	$0.2	-	$0.1	$0.1
financing activities

For the three months ended June 30, 2009, we earned $1.5 million or $0.01 per share compared with a loss of $1.4 million or $0.02 per share a year earlier. For the six months ended June 30, 2009, we lost $4.0 million or $0.04 per share, compared with a loss of $7.6 million or $0.09 per share a year earlier.

We have no revenue producing operations. The Company had net income of $1.5M for the three months ended June 30, 2009 due to a future income tax recovery of $1.5M (a non-cash item). Operating expenditures incurred by the Company were offset by other income earned by the Company, which consists of foreign exchange gains or losses, interest income, equity income from equity investments and changes in fair value of financial instruments. In prior periods, operating expenditures have exceeded other income earned by the Company and any future income tax recoveries.

About Fronteer

Fronteer is an exploration and development company with three key gold projects in Nevada forming its platform for future gold production. Fronteer also has a 40% interest in three gold and copper-gold projects in western Turkey, and 100% ownership of Aurora Energy Resources, a private subsidiary advancing a world-class uranium district in Labrador, Canada. For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O’Dea, Ph.D, P.Geo President and CEO
Richard Moritz, Director, Investor Relations
Glen Edwards, Director, Communications
Phone 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergroup.com

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to size of exploration budgets and timing of exploration programs, potential sale of Turkish assets, timing of bond recovery, potential size of mineralized zone, and size of exploration program involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures , the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold and silver, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Fronteer’s Annual Information form and Fronteer’s latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.